EXHIBIT 11.1

AHL SERVICES, INC.
COMPUTATION OF EARNINGS PER SHARE
(Amounts in thousands, except per share data)

	Three Months Ended June 30,		Six Months Ended June 30,
	2002	2001	2002	2001
Income (Loss) Applicable to Common Stock:
Income (loss) from continuing operations	$(2,840)	$107	$(4,243)	$(2,244)

Loss from discontinued operations	$(5,295)	$(1,042)	$(7,211)	$(25)

Cumulative effect of change in accounting principle	$—	$—	$(20,723)	$—

Net loss	$(8,135)	$(935)	$(32,177)	$(2,269)

Weighted average shares:
Common shares	15,247	15,255	15,247	15,320
Common share equivalents applicable to potentially diluted stock options outstanding (1)	—	47	—	—

Weighted average common and common equivalent shares outstanding during the period	15,247	15,302	15,247	15,320

Basic earnings (loss) per share:
Income (loss) from continuing operations	$(0.18)	$0.01	$(0.28)	$(0.15)
Loss from discontinued operations	$(0.35)	$(0.07)	$(0.47)	$—
Cumulative effect of change in accounting principle	$—	$—	$(1.36)	$—

Net loss	$(0.53)	$(0.06)	$(2.11)	$(0.15)

Diluted earnings (loss) per share:
Income (loss) from continuing operations	$(0.18)	$0.01	$(0.28)	$(0.15)
Loss from discontinued operations	$(0.35)	$(0.07)	$(0.47)	$—
Cumulative effect of change in accounting principle	$—	$—	$(1.36)	$—

Net loss	$(0.53)	$(0.06)	$(2.11)	$(0.15)

(1)
Because of the loss from continuing operations, diluted earnings per share for the three and six month periods ended June 30, 2002 and the six month period ended June 30, 2001 does not include the incremental shares from the assumed conversion of stock options granted. The common share equivalents applicable to potentially dilutive stock options outstanding were zero for the three months and six months ended June 30, 2002, and 71,000 for the six months ended June 30, 2001.